Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following is an excerpt of a press release issued by the Company on December 20, 2018:

For Immediate Release

HENRY SCHEIN AND VETS FIRST CHOICE ANNOUNCE NEW NAME OF THE PLANNED NEW COMPANY: COVETRUS

New Executive Leadership Team Announced For Covetrus To Advance the World of Veterinary Medicine

MELVILLE, N.Y., and PORTLAND, ME, December 20, 2018 – Henry Schein, Inc. (Nasdaq: HSIC) and Vets First Choice today announced that the new standalone public company that will result from the planned spin-off of the Henry Schein Animal Health business and the subsequent merger with Vets First Choice will be named Covetrus.

The transaction is expected to be completed in the first quarter of 2019.

The new company, Covetrus, will be a global, technology-enabled animal health business supporting the companion, equine and large-animal veterinary markets. Covetrus will combine leading practice management software, prescription management, multi-channel client engagement services, and supply chain infrastructure to promote connectivity between veterinarians and their clients.

Covetrus will employ more than 5,000 team members across approximately 25 countries, delivering integrated solutions to help veterinary practices to improve the economics and workflow of their businesses and enhance the client experience. The business will have approximately 100,000 customers across major geographic regions, including North America, Europe, Australasia and South America.

Covetrus reflects the company’s deep partnership with the veterinary community and its efforts to “Advance the World of Veterinary Medicine.” “Co-” highlights working together as partners, anchored by “vet” at the center of what the company will do, and “-us” reinforces the notion of a team of professionals who will serve as an extension of the veterinary practice.

“It was important to create a new brand and new name that demonstrates our long-term commitment for veterinary practice customers to always be at the center of our business. We are committed ‘To Advancing the World of Veterinary Medicine’ by empowering our customers with compelling new capabilities and services to drive new health and financial outcomes to ensure their continued success,” said Benjamin Shaw, Founder and CEO of Vets First Choice. “Covetrus reflects the excitement around our unique capabilities and differentiated value proposition that this combined entity will deliver to veterinary customers across the globe.”

The two companies also announced today the proposed executive leadership team of Covetrus.

As previously announced, Benjamin Shaw, will become CEO of the combined company and serve as a member of the Board of Directors. The executive leadership team of Covetrus will include:

•	Christine T. Komola, Executive Vice President and Chief Financial Officer

•	Erin Powers Brennan, Senior Vice President, General Counsel and Secretary

•	Russell Cooke, Senior Vice President and Operational Chief Financial Officer

•	Francis X. Dirksmeier, Senior Vice President and President, North America

•	David Christopher Dollar, Senior Vice President and President, Software and Services

•	Michael Ellis, Senior Vice President and President, Europe

•	David Hinton, Senior Vice President and President, APAC and Emerging Markets

•	Timothy Ludlow, Senior Vice President and Chief Transformation Officer

•	Anthony Providenti, Senior Vice President, Corporate Development

•	Georgina Wraight, Senior Vice President and President, Vets First Choice

•	James Young, Senior Vice President and Chief Human Resources Officer

“This is an impressive and talented leadership team, and we are honored to lead this soon-to-be new independent organization,” said Shaw. “This executive team will ensure strong continuity of leadership across all lines of business and geography and includes new talent to facilitate a smooth transition into an independent public company. Importantly, our team is committed to meeting and exceeding the expectations of our customers.”

Henry Schein Animal Health and Vets First Choice will continue to operate as two independent, separate organizations prior to the closing of the transaction.

Additional Information and Where to Find It

In connection with the proposed transaction, Covetrus plans to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form S-1/S-4 containing a prospectus. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov. These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, the parties provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in the registration statement on Form S-1/S-4 to be filed with the SEC , including those discussed under the heading “Risk Factors” in the registration statement. We undertake no duty and have no obligation to update any forward-looking statements contained herein.

About Henry Schein

Henry Schein, Inc. (Nasdaq: HSIC) is a solutions company for health care professionals powered by a network of people and technology. With more than 22,000 Team Schein Members serving more than 1 million customers globally, the Company is the world’s largest provider of Business, Clinical, Technology, and Supply Chain solutions to enhance the efficiency of office-based dental, animal health, and medical practitioners. The Company also serves dental laboratories, government and institutional health care clinics, and other alternate care sites.

A Fortune 500® Company and a member of the S&P 500® and the Nasdaq 100® indexes, Henry Schein’s network of trusted advisors provides health care professionals with the valued solutions they need to improve operational success and clinical outcomes. The Company offers customers exclusive, innovative products and solutions, including practice management software, e-commerce solutions, specialty and surgical products, as well as a broad range of financial services. Henry Schein operates through a centralized and automated distribution network, with a selection of more than 120,000 branded products and Henry Schein private-brand products in stock, as well as more than 180,000 additional products available as special-order items.

Headquartered in Melville, N.Y., Henry Schein has operations or affiliates in 34 countries. The Company’s sales reached a record $12.5 billion in 2017, and have grown at a compound annual rate of approximately 15% since Henry Schein became a public company in 1995. For more information, visit Henry Schein at www.henryschein.com, Facebook.com/HenrySchein and @HenrySchein on Twitter.

About Vets First Choice

Vets First Choice is an innovator in technology-enabled services that empower veterinarians with insights that are designed to increase customer engagement and veterinary practice health. Vets First Choice’s platform, which is integrated with veterinary practice management software workflow, leverages insight and analytics, client engagement services and pharmacy services, delivers improved medical compliance via proactive prescription management. By working directly with veterinary practices to manage gaps in care, Vets First Choice seeks to enable its veterinarian customers to create new revenue opportunities, adapt to changing pet owner purchasing behaviors, enhance their client relationships and improve quality of care and health outcomes. For more information, please visit www.vetsfirstchoice.com.

For more information contact:

William Durling

Vice President of Corporate Communications

wdurling@vetsfirstchoice.com

603 769 7471

Nicholas Jansen

Vice President of Investor Relations

nicholas.jansen@vetsfirstchoice.com

407 761 8172

Ann Marie Gothard

Vice President, Corporate Media Relations

annmarie.gothard@henryschein.com

631-390-8169

Carolynne Borders

Vice President, Investor Relations

Carolynne.borders@henryschein.com

631 390-8105

***

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.